SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 22, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis highlights growth prospects driven by significant R&D pipeline progress and the expected increase in blockbuster treatments

•                  Novartis takes action to strengthen portfolio and capital allocation, starts share buyback

•                  Blood transfusion diagnostics unit divested as part of ongoing portfolio management

•                  Reiterates optimal capital structure with a target rating of double-A

•                  Share buyback of USD 5 billion to start immediately and be executed over two years

•                  Pharmaceuticals entering a new growth phase, driven by productive R&D engine

•                  New business segments being developed in Dermatology, Heart Failure, Respiratory and Cell Therapy to complement already successful Oncology business

•                  AIN457 regulatory application for psoriasis submitted in US and EU

•                  Oncology business on track to grow year-on-year through Glivec patent expiry

•                  Innovation focused on targeted and cellular therapies as next frontier of cancer treatment

•                  Pipeline includes 24 ongoing pivotal trials exploring 16 new products and indications

•                  LEE011 in combination with letrozole advanced to Phase III in breast cancer

•                  Alcon expected to deliver above-market growth

•                  Surgical franchise expected to lead performance, due to new launches including the next-generation cataract refractive suite

Basel, November 22, 2013 — Novartis today announced the launch of a USD 5 billion share buyback, reflecting the company’s confidence in its long-term growth prospects, as well as its commitment to deliver strong shareholder returns. The buyback will start immediately and be executed over two years on the 2nd trading line.*

“Novartis has reached an inflection point, having fully integrated Alcon and reduced debt,” said Joseph Jimenez, CEO of Novartis. “We are now further sharpening the execution of our strategy to strengthen shareholder value through science-based innovation in high-growth segments of healthcare where we have the global scale, competitive advantage and the right capabilities to win.”

Novartis recently announced a definitive agreement to divest its blood transfusion diagnostics unit to Grifols for USD 1.7 billion. The sale enables Novartis to focus more sharply on its strategic businesses and is one result of the ongoing review of the diversified portfolio.

Novartis continues to focus on delivering shareholder returns in 2014 and 2015

Novartis re-confirms its capital structure aligned with a target rating of double-A as a reflection of the company’s financial strength and discipline. Within this target rating, Novartis will allocate capital to a strong and growing dividend, value-creating bolt-on acquisitions and a USD 5 billion share buyback starting immediately, which reflects confidence in the company’s growth prospects.

Novartis also announces it will continue to pursue an aggressive productivity agenda, which has offset generic erosion and growth investments over the past two years. Ongoing initiatives include leveraging scale in Procurement, consolidating Research sites around the world and optimizing the manufacturing footprint. These programs are expected to deliver approximately 3-4% of sales in productivity gains per year through 2015, and contribute to organic margin leverage.

Pharmaceuticals entering a new growth phase, driven by productive R&D engine

Pharmaceuticals, the largest division in the Novartis portfolio is preparing for a new growth phase, driven by an expanding blockbuster portfolio and an industry-leading pipeline. In addition to

*  This will be done on the basis of a decision made by the Annual General Meeting 2008 for a share buyback program of up to CHF 10 billion, of which CHF 7.6 billion is still available.

products with blockbuster status such as Lucentis, Gilenya, Afinitor and Tasigna, the Galvus group is expected to reach more than USD 1 billion in net sales by year end and there is the potential for a total of 14 or more blockbusters by 2018.

Novartis’ productive R&D engine is reflected by the expanding blockbuster portfolio and, additionally, three FDA Breakthrough Therapy designations in 2013. This year, the company is thoroughly reviewing its assets, and has prioritized its development portfolio and established new platforms in areas where it sees significant potential for future sales growth — including Dermatology, Heart Failure, Respiratory and Cell Therapy — to complement the already successful Oncology business.

In Respiratory, for example, our comprehensive portfolio of products, Onbrez, Seebri and Ultibro, delivered through the Breezhaler inhalation device has the potential to address a large COPD population. Ultibro has recently been launched in Germany, the Netherlands and Japan.

In Dermatology, Pharmaceuticals has promising products under development including AIN457 (secukinumab). A regulatory application for the use of AIN457 for moderate-to-severe plaque psoriasis was submitted in the US and EU in October.

Oncology on track to grow every year through Glivec patent expiry

Within Pharmaceuticals, Novartis Oncology has continued to transform and rejuvenate its portfolio, and is on track to grow every year in the next five years despite loss of exclusivity for Glivec.

The Oncology pipeline includes an industry-leading 24 ongoing pivotal trials exploring 16 new products and indications. This acceleration of the development process is expected to lead to more approvals and sales by 2017 than previously projected. Expected news flow through 2015 includes results from 11 pivotal studies, including data on LDK378, an FDA Breakthrough Therapy, in ALK+ non-small cell lung cancer pre-treated with chemotherapy and crizotinib.

Innovation power focused on targeted and cellular therapies for cancer

Novartis’ broad Oncology portfolio places the company at a strategic advantage in developing targeted and cellular therapies, as it provides access to single agents and unique proprietary combinations that can target specific tumor mutations and potentially overcome resistance mechanisms. For example, in 2013, Novartis initiated multiple combination studies containing LEE011, BKM120, BYL719, LGX818 or MEK162 including the initiation of a Phase III trial in December in breast cancer for LEE011 in combination with letrozole.

In addition, Oncology’s groundbreaking chimeric antigen receptor technology (CART) platform, which now has multiple programs in various stages of development, bridges targeted therapies and immunotherapy with the potential to revolutionize cancer treatment. CTL019, in particular, has shown promise in chronic lymphocytic leukemia and acute B-cell lymphocytic leukemia patients, and is being investigated in additional CARTs.

Alcon expected to deliver above-market growth

Since the merger in 2011, Alcon has been integrated into the Novartis Group and achieved cost synergies of USD 370 million. The division is now positioned to deliver above-market growth in the mid to high-single digits in constant currencies, due to Alcon’s broad portfolio of new and innovative products addressing significant patient need.

Surgical is growing the fastest, and is expected to benefit from the launch of its next-generation cataract refractive suite including Centurion, which has the potential to transform refractive outcomes for cataract patients. In Ophthalmic Pharmaceuticals, loss of exclusivity on some brands is expected to have a near-term impact, with products such as Jetrea and Simbrinza presenting opportunities for mid-term growth. Vision Care, with the launch of Dailies Total1, is well-positioned with a broad innovative portfolio in contact lenses.

A winning strategy for shareholders

Novartis maintains a consistent emphasis on innovation, growth and productivity across its diversified healthcare portfolio as part of its long-term strategy. Now, with greater clarity around its capital structure and allocation priorities, sharpened focus on actively managing the portfolio, and capturing synergies across divisions, Novartis’ strategy is aligned with shareholder interests.

Disclaimer

This press release contains forward-looking statements that can be identified by terminology such as “prospects,” “pipeline,” “expected,” “ongoing,” “target,” “to start,” “be executed,” “entering,” “being developed,” “on track,” “next frontier,” “launches,” “exploring,” “launch,” “confidence,” “commitment,” “will,” “strategy,” “strategic,” “continues,” “Breakthrough Therapy,” “potential,” “potentially,” “promise,” “is being investigated,” “positioned,” “opportunities,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; the potential completion of the divestiture of the Novartis blood transfusion diagnostics unit; potential shareholder returns or credit ratings, the potential outcome of the share buyback being initiated; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the proposed divestiture of the blood transfusion diagnostics unit will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the divestiture. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns or regarding the potential outcome of the share buyback being initiated.  N0r can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results or any particular credit rating. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transaction, or unexpected delays in obtaining such approvals; the potential that the potential strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection and exclusivity on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the resolution of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the completion of efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion

(USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Anja von Treskow Novartis Global Media Relations] +41 61 324 8137 +41 79 367 4723 (mobile) anja.von_treskow@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	November 22, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting